VF 4/7/05

AM 4-5-2005*

05041436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 24 2005 WASH, D.C. 213 SECTION

SEC FILE NUMBER
8- 51711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEFFERSON WORLDWIDE GROUP LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 NORTH FLAGLER DRIVE, SUITE 839
(No. and Street)

WEST PALM BEACH, (City) FLORIDA (State) 33407 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS J. COOLIDGE (561)-820-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAMERMAN, JACOBS & GOLTCHE CPA's PC
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, (Address) NEW YORK, (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NICHOLAS J. COOLIDGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEFFERSON WORLDWIDE GROUP LTD., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



T. J. LINE
MY COMMISSION # DD 254129
EXPIRES: September 28, 2007
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

☒ (o) Independent auditor's report on internal accounting control.

Kamerman, Jacobs & Goltche P.C.
Certified Public Accountants

655 Third Avenue
New York, N.Y. 10017

Telephone 212.949.4040
Fax 212.949.5111

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Jefferson Worldwide Group Ltd.

We have audited the accompanying statement of financial condition of Jefferson Worldwide Group Ltd. (the Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson Worldwide Group Ltd. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

In connection with our audit, nothing came to our attention that caused us to believe the Company had failed to comply with the conditions of the Securities and Exchange Commission's Rule 15c3-3k(2)(i) exemption and that no facts came to our attention to indicate that the exemption referred to above had not been complied with since our last audit of the financial statements as of December 31, 2003 and for the year then ended. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of noncompliance with such requirements.

Kamerman, Jacobs + Goltche
Certified Public Accountants PC

New York, New York
March 21, 2005

JEFFERSON WORLDWIDE GROUP LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash	$ 6,056
Advance to officer	81
Total Current Assets	6,137
TOTAL ASSETS	$ 6,137
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
None	$ 0
Total Liabilities	0
Stockholder's Equity:	
Common stock, no par value, authorized 200 shares, issued 85 shares	8,500
Accumulated deficit	(2,363)
Total Stockholder's Equity	6,137
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,137

The accompanying notes are an integral part of these financial statements.

Note #1 - Organization and Nature of Business

The Company was incorporated on March 4, 1999 under the name of Summerfield Securities Corporation. On October 1, 1999, the company changed its name to Jefferson Worldwide Group Ltd.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Corporation that is wholly-owned by Nicholas J. Coolidge.

Note #2 - Significant Accounting Policies

Basis of Presentation:

The Company's sole employee is its owner, Mr. Coolidge. The firm operates pursuant to SEC Rule 15c3-1(a)(2)(vi) and does not hold customer funds or securities, or owe funds or securities to customers or carry customer accounts.

Income Taxes:

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note #3 - Net Capital Requirements

At December 31, 2004, the Company had net capital of $6,056, which was $1,056 in excess of its required net capital of $5,000.

Note #4 - Exemption from Rule 15c3-3

The schedules of Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3 are not applicable because the Company is exempt pursuant to Rule 15c3-3(k)(2)(i).

Note #5 - Reconciliation of Net Capital Under Rule 15c3-1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004):

Net capital, as reported in Company's Part IIA (unaudited) focus report	$6,056
Non-Allowable assets erroneously included: None	0
Liabilities erroneously omitted: None	(0)
Net Capital Per Audited Computation of Net Capital - Schedule I	$6,056